

Mailstop 3233

October 8, 2015

Via E-mail
Mr. Edward Karpowicz
Principal Financial Officer
ProShares Trust II.
7501 Wisconsin Avenue, Suite 1000
Bethesda, Maryland 20814

> **Re:** **ProShares Trust II**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-34200**

Dear Mr. Karpowicz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 15. Exhibits and Financial Statement Schedules, page 149

Statements of Financial Condition and Schedules of Investments

1.   We note amounts in the statements of financial condition for receivable or payable on open futures contracts do not agree with the amounts in the schedules of investments. For example, for the ProShares VIX Short-Term Futures EFT, the receivable on open futures contracts is $9,317,236 in the statement of financial condition whereas the unrealized appreciation amount in the schedule of investments is $6,264,620. Please explain to us why these amounts do not agree and within your response, reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Mr. Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities